

Trevor Castor · 3rd

Founder, President and CEO, Aphios Corporation

Woburn, Massachusetts, United States · **Contact info**

2,635 followers · **500+** connections

Aphios Corporation

University of California, Berkeley

Experience

President & CEO
Aphios Corporation
Sep 1993 – Present · 28 yrs 2 mos

Aphios® Corporation, Woburn, MA is a development stage biotechnology company developing enabling technology platforms and enhanced natural therapeutics for health maintenance, disease prevention and the treatment of certain cancers, infectious diseases and Central Nervous System (CNS) disorders.

The Company has collaborated with Novartis; Bayer; Bristol-Myers Squibb; Eli Lilly; Baxter; Infinity Pharmaceuticals; Instituto BioMar; Quiral, Juiz de Fora, Brazil; the Gillette Company (now P&G) and other multinational and biotechnology companies. We also su| ...see more

President & CEO
Bio-Eng, Inc.
Jan 1988 – Sep 1993 · 5 yrs 9 mos

Bio-Eng, Inc was incorporated as a Massachusetts S corporation in 1988 with a mission to improve the downstream purification and scale-up manufacturing of recombinant DNA proteins and natural therapeutics. Conceptualized, established funding and initiated the development of several research projects, including: ...see more

President & CEO
Eng, Inc.
Jan 1980 – Dec 1987 · 8 yrs

Eng, Inc. was founded in 1990 as a Maryland C corporation with a charter to develop and implement advanced and alternative energy technologies, specializing in the areas of conventional and enhanced recovery of oil and gas, chemical engineering design and development, and exploitation of alternative energy resources including geotherma ...see more

Director
Energy Resources
1978 – 1980 · 2 yrs

Established and developed an Enhanced Oil Recovery Division for Energy Resources, Inc. (ERCO), an energy and environmental consulting company. At peak, managed a group of more than 40 professionals; also responsible for the development and management of a state-of-the-art enhanced oil recovery laboratory and staff training. Key experienc ...see more

Education

University of California, Berkeley
PhD, Mechanical and Reservoir Engineering
1975 – 1978

University of California, Berkeley
MS, Chemical and Cryogenic Engineering
1972 – 1974

University of Toronto
BSc, Chemical and Nuclear Engineering
1968 – 1972